Page: 1?3 Time: 11:10:22 Date: 13/10/2008 Ref.no: 19958445

Fax

RECEIVED

2008 OCT 14 A 7:15

LIBERTY INTERNATIONAL

Direct Line 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 13.10.2008

From: Liberty International PLC

Headline: Holding(s) in Company

PROCESSED

OCT 15 2008

THOMSON REUTERS

SUPPL

08005333

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 10/14

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights Liberty International PLC has received the following notification of interests in the ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Mr Zanela Mabuza	
ii) Full name of shares holders (if different from i)	Public Investment Corporation	
iii) Date of Transaction	9 October 2008	
iv) Date issuer was notified	10 October 2008	
v) Threshold that was crossed	3% & 4% holding limits	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	N/A	N/A
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	16,020,088 (direct)	4.4160%
vii) Name of the proxy holder	Public Investment Corporation	
viii) Contact name	Mr Zanela Mabuza	
ix) Contact telephone number:	00 27 (0)12 369 3327	

Ruth Pavey
Assistant Company Secretary
020 7887 7108

13 October 2008

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